SECURIT 15027427 MISSION

SEC MAIL PROCESSING
RECEIVED
AUG 28 2015
WASH, D.C.
189
SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-51343

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 07/01/14 and ending 06/30/15

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Leader Capital Corporation

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
919 NE 19th Avenue, Suite 200
(No. and Street)

Portland	OR	97232
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: John E. Lekas (503) 294-1010
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

6601 N. Avondale, Suite 200
(No. and Street)

Chicago	Illinois	60631
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **John E. Lekas**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Leader Capital Corporation, as of June 30, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

President
Title

Notary Public

OFFICIAL STAMP
CHARLENE R. SWEENEY
NOTARY PUBLIC - OREGON
COMMISSION NO. 934654
MY COMMISSION EXPIRES DECEMBER 17, 2018

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEADER CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

JUNE 30, 2015

DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director of
Leader Capital Corporation

We have audited the accompanying statement of financial condition of Leader Capital Corporation (the Company) as of June 30, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Leader Capital Corporation as of June 30, 2015 in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
August 24, 2015

Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

LEADER CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2015

ASSETS

Cash	$ 2,358,419
Investment advisory fees receivable	731,836
Mutual funds owned, at fair value	395,537
Office furniture, equipment, software and automobiles (net of accumulated depreciation of $278,143)	146,982
Prepaid expenses	22,868
Other assets	1,578
TOTAL ASSETS	$ 3,657,220

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 50,574
Notes payable	58,309
Capital lease obligation	2,835
Total Liabilities	$ 111,718
SHAREHOLDER'S EQUITY	
Common stock, no par value; authorized 1,000 shares; issued and outstanding 100 shares	$ 1,000
Additional paid-in capital	286,233
Retained earnings	3,258,269
Total Shareholder's Equity	$ 3,545,502
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 3,657,220

The accompanying notes are an integral part of this financial statement.

LEADER CAPITAL CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JUNE 30, 2015

NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – Leader Capital Corporation (the "Company") was incorporated in the state of Oregon on June 27, 2001 and reorganized in the State of Washington on May 31, 2009. The Company is a wholly-owned subsidiary of Leader Holding Company, Inc. The Company is registered as a broker/dealer and an investment advisor with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities are the sale of securities and providing investment advice.

Investment Advisory Fees - The Company recognizes revenue from investment advisory services at the time that all related services required by the Company to complete the transaction have been provided.

Concentrations of Credit Risk - The Company was engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers (See Note 9).

In addition, the Company's cash is on deposit at one financial institution and the balance at times exceeds the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Office Furniture, Equipment, Software and Automobiles - Depreciation is provided using the straight-line method over three, five and ten year periods.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

Description	Fair Values as of June 30, 2015	Fair Value Measurements at Reporting Date Using		
		Level 1	Level 2	Level 3
Mutual funds	$ 395,537	$ 395,537	$ 0	$ 0

Mutual funds owned are publicly-traded investments consisting of bond portfolios. The Company is the investment advisor to these mutual funds (See Note 7). No valuation techniques have been applied to all others assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2015, the Company's net capital and required net capital were $3,338,476 and $7,448, respectively. The ratio of aggregate indebtedness to net capital was 3%.

NOTE 4 - CONCENTRATION OF REVENUE

During the year ended June 30, 2015, the Company earned 100% of its total revenue from an affiliated entity (See Note 7).

NOTE 5 - NONMONETARY TRANSACTIONS

During the year ended June 30, 2015, the Company has been provided quotation services, research and other services valued at $236,641 and $170,688, respectively, from two other broker/dealers at no cost to the Company. These services have been provided to the Company in consideration of securities transactions forwarded by the Company to the other broker/dealers.

NOTE 6 - INCOME TAXES

As mentioned in Note 1, the Company is a wholly-owned subsidiary of Leader Holding Company, Inc. (Leader Holding). Both entities have elected S Corporation status for income tax purposes and, effective June 30, 2009, the Company has been accepted to file as a Qualified Subchapter S Subsidiary through Leader Holding. Therefore, the income taxes are the responsibility of the individual shareholder of Leader Holding.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2012.

NOTE 7 - RELATED PARTY TRANSACTIONS

Leader Holding is the sponsor for the Leader Holding Company defined benefit pension plan (Plan) and follows a calendar year for accounting purposes. The Company funds the contribution on Leader Holding's behalf and incurs the related expense. The expense associated with this Plan was $240,000 for the year ended June 30, 2015.

Through common ownership and management, the Company is also affiliated with ABC Analytics Corp. (ABC). The Company paid $149,062 to ABC during the year ended June 30, 2015 for rent under a three-year lease through May 31, 2017. For the years ending June 30, 2016 and 2017, the minimum annual rent payments are $44,472 and $83,561, respectively.

Through common management the Company is affiliated with Leader Short-Term Bond Fund (the Short-Term Fund), Leader Total Return Fund (Total Return Fund) and Leader Global Bond Fund (Global Fund). In addition, the Company is the investment advisor for the Short-Term Fund, the Total Return Fund and the Global Fund (together referred to as the Funds) and has executed written investment advisory agreements with the Funds.

NOTE 7 - RELATED PARTY TRANSACTIONS - *(Continued)*

Pursuant to terms of the agreement with the Short-Term Fund and the Total Return Fund, the Company earned investment advisory fees totaling $9,888,296 during the year ended June 30, 2015 and of that amount, $731,836 was receivable at June 30, 2015.

Effective March 2015, the Company launched the Global Fund. For the year ended June 30, 2015, the Company had not yet earned investment advisory fees from this fund.

NOTE 8 - RETIREMENT PLAN

The Company sponsors a 401(k) profit-sharing and deferred compensation plan with a calendar year end. Under the terms of the plan, employees must be at least 21 years of age and have completed six consecutive months of service to become eligible for the plan. The Company is permitted to make additional discretionary contributions. The expense associated with this plan was $66,241 for the year ended June 30, 2015.

NOTE 9 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENTS

The Company had an agreement with another broker/dealer (Initial Broker/dealer) whereby the Company forwarded (introduced) customer securities transactions to the Initial Broker/dealer, fully disclosing the customer name and other information. The Initial Broker/dealer then forwarded those transactions to another broker/dealer (Clearing Broker/dealer) for execution. This type of clearing arrangement is commonly known as a "third party clearing agreement" or a "piggyback arrangement". The processing and, if applicable, any financing pertaining to the introduced securities transactions were performed by the Clearing Broker/dealer. The customer account was therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers' transactions, the Company received commissions and other consideration, less the processing and other charges of the Initial Broker/dealer and the Clearing Broker/dealer. Effective October 15, 2014, the Company terminated the clearing agreement with the Initial Broker/dealer and has not entered into another agreement. As a result, the Company no longer introduces customers' transactions nor receives commissions.

LEADER CAPITAL CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JUNE 30, 2015

NOTE 10- LEASE COMMITMENT

The Company leases a copier under a capital lease agreement. The fair market value of the copier at the lease inception was $16,800, which is included in office equipment on the statement of financial condition. Depreciation for the year ended June 30, 2015 for this asset was $16,800. The future minimum lease payments under the capital lease are as follows:

Year Ending June 30	
2016	$ 4,140
2017	3,105
Total minimum lease payments	$ 7,245
Less the amount representing interest	(4,410)
Capital lease obligation at June 30, 2015	$ 2,835

NOTE 11 - NOTES PAYABLE

The Company has a note payable with a finance company, requiring monthly payments of $874, including interest at 1.9%, collateralized by an automobile and due March 2016.

The Company has a note payable with a finance company, requiring monthly payments of $1,312, including interest at 2.24%, collateralized by an automobile and due October 2018.